LION COPPER AND GOLD CORP. ANNOUNCES

CONVERTIBLE DEBENTURE FINANCING

January 12, 2023, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce a non-brokered private placement of unsecured convertible debentures ("Debentures") for gross proceeds of up to US$1,300,000 (C$1,733,333) (the "Offering").

The Debentures will bear interest at the rate of 14% per annum and will mature on the date that is 20 months from issuance (the "Maturity Date"). The principal amount of the Debentures may be converted into common shares of the Company at US$0.05344 (C$0.07125) per share, at any time, before 10 months from the closing date of the Offering (the "Closing Date"), and US$0.075 (C$0.10) per share at any time, after 10 months from the Closing Date and prior to the Maturity Date. The holder will have the option to elect to be repaid in kind at any time prior to maturity of the Debentures by way of shares of Falcon Butte Minerals Corp., or its successor, (the "Falcon Butte Shares") at the rate of US$0.28 (C$0.37) per Falcon Butte Share, provided that any Debenture held by an insider of the Company requires prior stock exchange approval prior to being repaid in kind. Interest accrued on all or any portion of the Debentures being converted by the holder may also be converted into common shares at the option of the Debenture holder at the time of conversion at a conversion price equal to the market price as at the date of conversion. For greater certainty, the Debentures will be subordinated to the US$2 million of convertible debentures issued by the Company in July of 2022.

In connection with the sale of the Debentures, the Company will also issue up to 24,327,480 common share purchase warrants (the "Warrants") to the purchasers. Each Warrant will entitle the holder to acquire a common share of the Company at a price of US$0.07125 (C$0.095) for a period of 20 months from the Closing Date.

The Company intends to use the proceeds of the Offering for general working capital. In connection with the Offering, the Corporation may pay finder's fees in cash or securities or a combination of both, as permitted by the policies of the TSX Venture Exchange. Closing of the Offering may occur in one or more tranches.

All securities issued pursuant to the Offering will be subject to a statutory hold period of four months from the date of issuance of the Debentures. The Offering is subject to final approval by the TSXV. The securities will also be subject to restrictions on resale under Rule 144 under US Securities laws, which in general requires that the securities be held for six months prior to being eligible for resale.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper assets in Mason Valley, Nevada. Further information can be found at www.lioncg.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.